UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

THE DOLAN COMPANY
 (Name of Issuer)

Common Stock, $0.001 par value per share
 (Title of Class of Securities)

25659P402
 (CUSIP Number)

January 24, 2013
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP No.: 25659P402	Page 2 of 10 Pages

1.	Names of Reporting Persons. KENDALL SQUARE CAPITAL, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,728,110
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,728,110
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,110
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person IA, HC

CUSIP No.: 25659P402	Page 3 of 10 Pages

1.	Names of Reporting Persons. KENDALL SQUARE QP, LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,565,674
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,565,674
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,674
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person PN

CUSIP No.: 25659P402	Page 4 of 10 Pages

1.	Names of Reporting Persons. JASON F. HARRIS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,728,110
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,728,110
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,110
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person IN, HC

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

The Dolan Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

222 South Ninth Street, Suite 2300,
Minneapolis, Minnesota 55402

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)           Kendall Square Capital, LLC (the “General Partner”);

ii)           Kendall Square QP, LP (the “QP Fund”); and

iii)           Jason F. Harris (“Mr. Harris”).

This Statement relates to Shares (as defined herein) held for the account of each of the QP Fund and Kendall Square Capital LP, a Delaware limited partnership (the “LP Fund”).  The General Partner serves as the general partner of each of the QP Fund and the LP Fund.  Mr. Harris serves as the managing member of the General Partner.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 235 Montgomery Street, Suite 1010, San Francisco, CA 94104.

Item 2(c).	Citizenship:

i)           The General Partner is a Delaware limited liability company;

ii)           The QP Fund is a Delaware limited partnership; and

iii)           Mr. Harris is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

25659P402

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 6 of 10 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of February 1, 2013:

i)           The QP Fund may be deemed the beneficial owner of 1,565,674 Shares; and

ii)           The General Partner and Mr. Harris may be deemed the beneficial owner of 1,728,110 Shares, which amount includes (i) 1,565,674 Shares held for the account of the QP Fund and (ii) 162,436 Shares held for the account of the LP Fund.

Item 4(b)	Percent of Class:

As of February 1, 2013:

i)           The QP Fund may be deemed the beneficial owner of approximately 5.1% of Shares outstanding; and

ii)           The General Partner and Mr. Harris may be deemed the beneficial owner of approximately 5.6% of Shares outstanding.

(The Reporting Persons’ beneficial ownership percentage is based on 30,771,036 Shares outstanding as of January 23, 2013, as reported in the Issuer’s registration statement on Form S-3, filed January 25, 2013.)

Item 4(c)	Number of Shares as to which such person has:
QP Fund:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,565,674
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,565,674
General Partner and Mr. Harris:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,728,110
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,728,110
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Page 7 of 10 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENDALL SQUARE CAPITAL, LLC

By: /s/ Jason F. Harris
Name: Jason F. Harris
Title: Managing Member

KENDALL SQUARE QP, LP
By: Kendall Square Capital, LLC, its General Partner By: /s/ Jason F. Harris
Name: Jason F. Harris
Title: Managing Member

JASON F. HARRIS
/s/ Jason F. Harris
February 4, 2013

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of The Dolan Company dated as of February 4, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

KENDALL SQUARE CAPITAL, LLC

By: /s/ Jason F. Harris
Name: Jason F. Harris
Title: Managing Member

KENDALL SQUARE QP, LP
By: Kendall Square Capital, LLC, its General Partner By: /s/ Jason F. Harris
Name: Jason F. Harris
Title: Managing Member

JASON F. HARRIS
/s/ Jason F. Harris
February 4, 2013